Teva Announces Pricing of EUR 1 Billion and CHF 450 Million of Senior Notes, and the Closing
of a New JPY 100 Billion Unsecured Syndicated Facility

- Debut EUR and CHF-Denominated Issuance by Teva -
- Debut Syndicated Facility for Teva in the Japanese Market -

Jerusalem, Israel, April 2, 2012 – Teva Pharmaceutical Industries Limited (NASDAQ: TEVA) (“Teva”) announced today that it successfully priced its debut EUR 1 billion and CHF 450 million debt offerings, and that it entered into a JPY 100 billion (approximately USD 1.2 billion) senior unsecured fixed-rate syndicated term loan facility.

“This successful funding is a vote of confidence in Teva and a demonstration of our diversified and robust business model,” said Shlomo Yanai, Teva’s President and CEO.

An aggregate of EUR 1 billion of 2.875% senior notes due April 2019, and CHF 450 million of 1.500% senior notes due October 2018, were issued by finance subsidiaries, Teva Pharmaceutical Finance IV B.V. and Teva Pharmaceutical Finance V B.V., each guaranteed by Teva. The notes will be sold at a price of EUR 996.48 per EUR 1,000 principal amount and CHF 998.86 per CHF 1,000 principal amount, respectively, and are rated A3 by Moody’s Investor Services and A- by Standard & Poor’s. Teva intends to use the proceeds of the offerings to refinance and extend the maturities of certain of its outstanding debt.

These offerings are being made outside the United States to non-U.S. persons in reliance on Regulation S under the U.S. Securities Act. Closing of the EUR offering is expected on April 4, 2012; closing of the CHF offering is expected on April 25, 2012, in each case subject to customary closing conditions.

The JPY senior unsecured fixed-rate syndicated term loan facility was entered into by Teva’s subsidiary, Teva Holdings GK, and consists of 5-year and 7-year tranches. The facility closed on March 28, 2012. The new facility replaces the previous JPY 81.3 billion one-year senior unsecured revolving facility entered into in July 2011 in connection with the acquisition of Taiyo Pharmaceutical Industry Co. Ltd.

This facility, which is Teva’s first syndicated loan facility placed in the Japanese market, included seven Japanese banks, led by Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., and The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“We are happy to report the successful outcome of these three debut financings, which were executed in order to diversify Teva’s funding sources and refinance certain of our outstanding debt to extend its maturity,” said Eyal Desheh, Teva’s Chief Financial Officer. “Our ability to raise capital in three of the most important capital markets in the world, and the success of the offerings and syndication, demonstrates the strength of Teva’s brand name and the confidence investors and financial institutions have in it. Moreover, our strong business presence in Europe and Japan, and the reputation of Teva as a provider of quality affordable medicines in these markets, helped to promote our financings.”

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Disclaimers

This communication is being issued pursuant to Rule 135(c) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and is not an offer for sale of any securities of Teva Pharmaceuticals Industries Ltd., Teva Pharmaceutical Finance IV B.V. or Teva Pharmaceutical Finance V B.V. in the United States or to, or for the benefit or account of, U.S. persons (as defined in Regulation S under the Securities Act). The securities have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to, or for the benefit or account of, U.S. persons except in a transaction not subject to, or pursuant to an exemption from, the registration requirements under the Securities Act.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities described herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This document is an advertisement for purposes of applicable measures implementing Directive 2003/71/EC (and amendments thereto) (the “Prospectus Directive”) and is not a prospectus for the purposes of the Prospectus Directive.

This publication constitutes neither an offer to sell nor a solicitation to buy securities. It does not constitute an offering prospectus within the meaning of Art. 652a and 1156 of the Swiss Code of Obligations, nor a listing prospectus within the meaning of the SIX Swiss Exchange Listing Rules.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

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